UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

Tongsha Industrial Estate, East District

Dongguan, Guangdong 523217

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

The Registrant hereby incorporates the information contained in this Report by reference into the Registration Statement on Form F-3, File No. 333-229505.

Cautionary Note Regarding Forward-Looking Statements

This Report, including the exhibits included herein, may contain forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements. Forward-looking statements are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “plan,” “project” and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company’s control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Explanatory Note:

On July 19, 2021, Dogness (International) Corporation (the “Registrant”) announced the closing of a previously announced securities purchase agreement with certain institutional investors for the sale of 2,178,120 Class A common shares in a registered offering at the price of $1.82 per common share. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

After payment of expenses, the Registrant received approximately $3.4 million in net proceeds from the sale of the common shares. Additionally, The Company also issued warrants to purchase 174,249 common shares to the placement agent exercisable at $1.82 per share.

Exhibits.

4.1	Form of Placement Agent Warrant to purchase common shares

5.1	Legal opinion of Campbells regarding BVI law

10.1	Form of Share Purchase Agreement, dated July 15, 2021, by and between the Company and the Investors. (previously submitted)

10.2	Form of Placement Agency Agreement

23.1	Consent of Campbells (incorporated by reference to Exhibit 5.1)

23.2	Consent of Friedman LLP (incorporated by reference to Exhibit 15.1 of the Annual Report on Form 20-F filed October 30, 2020)

99.1	Press Release dated July 15, 2021. (previously submitted)

99.2	Press Release dated July 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: July 19, 2021	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer